ROGER L. FIDLER

Attorney at Law

225 Franklin Avenue

Midland Park, N.J. 07432

Tel: (201) 670-0881

August 11, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Damon Colbert

Mail Stop 3561

Re:      World Wide Relics, Inc. (the “Company”)

Registration Statement on Form S-1

Filed May 7, 2009

File No.: 333-159028

Dear Sir:

By letter dated June 3 2009, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  Below are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

General

1.           We note that your registration statement does not consistently conform to the requirements of Form S-1.  For example, the cover page does not indicate whether you are filing as a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  Also, the item numbers provided in Part II of your filing are inaccurate.  For example, your reference to Item 24 should be to Item 14, and your reference to Item 25 should be to Item 13.  Please revise your filing accordingly.

The report has been revised in accordance with the Staff’s comment.

2.

Because you have registered the sale of the securities being issued in the spin-off rather than comply with the conditions specified in Staff Legal Bulletin No. 4 dated September 16, 1997,  please revise your registration statement to identify the your parent as an underwriter and a selling shareholder.  Please refer to Item 507 of Regulation S-K.  If you do not believe this is necessary, please tell us why.

 The report has been revised in accordance with the Staff’s comment.

 3.

Please provide the information required by Item 407(a) of Regulation S-K.

 Our board of directors has determined that Messrs. Amand and Owens are not “independent” directors, based upon the independence criteria set forth in the corporate governance listing standards of The NASDAQ Stock Market, the exchange that we selected in order to determine whether its directors and committee members meet the independence criteria of a national securities exchange, as required by Item 407(a) of Regulation S-K.  Due to its small size the Company does not presently have a separately designated audit committee, compensation committee, or nominating committee.  The report will be revised accordingly.

Calculation of Registration Fee

4.

We note the first sentence of footnote two to the fee table, particularly "to be distributed pro-rata to World Wide Relics Inc., Inc. (CCUC) holders of record ...” It appears that your shares will be distributed to the shareholders of Classic Costume Company, Inc., so please revise the sentence accordingly.

 The report has been corrected in accordance with the Staff’s comment.

Cover Page of the Prospectus

5.

It appears that your shares will be distributed to the shareholders of your parent, Classic

Costume Company, Inc., a Delaware corporation.  Please revise the first paragraph accordingly.

The report has been revised in accordance with the Staff’s comment.

6.

Please provide the information required by Item 501(b) (9) of Regulation S-K.

The report has been revised to add the date in accordance with the Staff’s comment.

7.

We note that a "subject to completion" legend is included on the cover of the registration statement, but not on the cover page of the prospectus.  If you plan to use the prospectus before the effective date of the registration statement, please revise to include the "subject to completion" legend on the cover page of the prospectus.  Refer to Item 501(b) (10) of Regulation S-K.

In accordance with Item 501(b) (10) the following legend was added to the cover page:  “The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.”

Prospectus Summary, page 3

8.

Please provide the information required by Item 503(b) of Regulation S-K.

The address and telephone number was added to the prospectus summary to comply with Item 503(b).

Ability of Company to Continue as a Going Concern, page 3

9.

In the sentence that directly precedes the penultimate sentence, you refer to "the possible exercise of the common stock warrants also contained in this registration statement.”  Please explain this reference to us.

The sentence was inserted in error and has been removed.

10.

We note that you continue to seek additional liquidity to improve your working capital position through the Self Offering conducted herein.  It appears that you will not receive any proceeds from the disclosure on page 31.  Please revise your disclosure to clarify how this offering will improve your working capital.

The reference to receiving proceeds from the offering was removed.

Description of Business, page 16

11.

Please expand "History of the Company" to explain the background of the spin-off, including the parent's reasons for the spin-off and the involvement of any third parties in the determination to conduct the spin-off.  Please name any third parties, describe their involvement, and describe and quantify any past or proposed consideration payable to them.

The report has been revised in accordance with the Staff’s comment.

12.

Please provide the information required by Item 101(h) (4) (xii) of Regulation S-K.

The report has been revised in accordance with the Staff’s comment.

13.

Because this section should describe your business, please remove the references to Classic Costume Company, Inc. on page 18 under the heading "The Technology."

The report has been removed in accordance with the Staff’s comment.

Management's Discussion and Analysis or Plan of Operation, page 19

Overview, page 19

14.

Please revise the discussion and analysis to include period to period comparisons for all of the periods included in your amended filing.  We note there is no comparative discussion of the inception to date period.  See the Instructions to Item 303(a) of Regulation S-K.

The report has been amended to provide the information required under Item 303(a), which covers liquidity, capital resources, results of operations, off-balance sheet arrangements, and disclosure of contractual obligations of all periods included in the amended filing.

15.

Please expand your overview to provide more detail about the uncertainties you currently face as it specifically relates to the construction of your website and expanding your product offerings.  Discuss the resources required, estimated completion date and the extent these events will significantly impact income from continuing operations in the upcoming twelve months.  Also, please disclose the method historically used to sell your products, when management expects to transfer operations to the website, describe the type and timing of new product offerings and how management intends to source these products, as applicable.  See Item 303(a) (3) (ii) of Regulation S-K.

The report has been revised in accordance with the Staff’s comment.

Liquidity and Capital Resources, page 24

16.

We refer you to your disclosure in which you project to be operating in a positive cash flow mode by the third quarter of 2009.  Please describe the basis that you have to assert that you will generate positive cash flows by the third quarter of 2009.  Your disclosure should include, at a minimum, the key factors and significant assumptions made to support your assertion.

The report has been revised in accordance with the Staff’s comment.

17.

We note your statement on page six that many of the expenses associated with hiring professional consultants for historical accuracy of your product range and with other matters are relatively fixed in the short-term.  We also note your statement on page eight that many of your products and services are intended to be introduced for sale through electronic market media and that your success will depend largely upon the success of these and future products and services, and marketing presentation enhancements.  Please expand your disclosure to discuss the known demands to implement your business plan, the timing of these demands, the amount of the funding required, the expected sources of funding and the impact on you if the funding cannot be obtained.  Refer to Item 303(a) (1) of Regulation S-K.

The report has been revised in accordance with the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 27

18.

We note your statement that the table "is based on a pro forma issuance of the 6,478,559 shares of common stock outstanding as of April 1, 2009.”  We also note the following statement on page 31: "As of April 1, 2009, World Wide Relics Inc. had 1,000,000 issued and outstanding shares of Common Stock, all held by Classic Costume.”  Please provide the information required by Item 403 of Regulation S-K.

The report has been simplified on page 31 to state the fact that all the shares held by Classic Costume were split into 6,478,559 shares distributable to Classic Costume’s stockholders; the information required under Item 403 of Regulation S-K is updated.

Index to Consolidated Financial Statements, page 37

19.

It appears that the financial statements of World Wide Relics, Inc. exclude certain intangible assets, liabilities and operating expenses recorded within the financial statements of Classic Costume Company, Inc. as presented in its Form 10-K for the year ended December 31, 2008.  In view of the fact that World Wide Relics, Inc. appears to be the only operating subsidiary owned by Classic Costume Company, Inc., please explain why these assets, liabilities, and operating expenses as well as transactions described in Note 6 to Classic Costume's financial statements are not presented in the financial statements of World Wide Relics.  Present a footnote to your financial statements that describes the basis for presenting the spin-off and the assumptions applied in preparing the financial statements for the spin-off.  See SAB Topic 1.B.

Pursuant to SAB Topic 1.B costs were allocated between Classic Costume and World Wide Relics on the basis of specific identification.  The trademark of “Classic Costume Company” properly belongs to the parent company rather than World Wide Relics.  Footnote 1 has been revised to present the basis for the spin-off and the assumptions applied in preparing the financial statements for the spin-off.

20.

You should retroactively reflect the forward stock split of one million common shares throughout the consolidated financial statements, related footnotes and disclosures and clearly explain when shares amounts are presented on a pre-split basis, as applicable.  Also, please include a policy note describing the effective date, share distribution, and other pertinent terms of the stock split.

The report has been revised in accordance with the Staff’s comment. A policy footnote has been added in accordance with the Staff’s comment.

21. To the extent you make revisions to your consolidated financial statements as a result of the following staff comments please reflect these revisions within summary financial information, management's discussion and analysis and elsewhere in your amended filing, as applicable.

The report has been revised in accordance with the Staff’s comment.

22.

Please note the requirements to update your financial statements with unaudited interim statements for the subsequent period.  See Rule 8-08 of Regulation S-X.

The report was updated pursuant to Rule 8-08 of Regulation S-X.

Statements of Changes in Stockholders' Equity, page F-4

23. On page 16 you disclose issuing one million shares to Western Securities Corporation on January 15, 2006 and your statement of equity shows these shares to be issued prior to December 31, 2005.  Please advise or revise the number of shares to properly reflect the stock split and correct timing of the share issuance, as applicable.

The report has been revised in accordance with the Staff’s comment.

Notes to Financial Statements, page F-6

Note 1 - Description of Business, page F-6

24.

We note in the penultimate sentence of the first paragraph of Note 1 that the "final business group" is the marketing and sale of high quality copies of both British and German uniforms from both world wars.  Please revise your disclosure clarify what you mean by "final business group" and make similar revisions throughout the filing where you refer to "the final business group."

The sentence was reworded for clarification.

Note 2 - Summary of Significant Accounting Policies, page F-6

25.

Please disclose your accounting policy with respect to web site development costs.  Refer to EITF 00-2 for additional guidance.

The accounting policy for website development costs was added to the report.

Revenue Recognition, page 45

26.

We note that you recognize revenues from services when they are performed.  Please describe the nature of services that you perform, or revise to describe your policy for the recognition of revenues from product sales.

The report has been revised in accordance with the Staff’s comment.

Separation from Classic Costume Company, Inc., page F-6

27.

Please clarify the date at which World Wide Relics was spun-off as it appears that the disclosure claiming the spin-off of World Wide Relics, Inc. shares occurred on November 1, 2008 was prior to the date the Board resolved to spin off the subsidiary of February 5, 2009.

The report has been revised in accordance with the Staff’s comment.

Undertakings, page 52

28.

We note your disclosure beginning on page 52.  Please furnish the undertakings required by Item 512 of Regulation S-K.  The wording of the undertakings you furnish should mirror the relevant undertakings in Item 512.

The report has been revised in accordance with the Staff’s comment.

Signatures

29. Please revise this section to comply with the instructions for this section in Form S-1.

The report has been revised in accordance with the Staff’s comment.

Please note that throughout the amended registration statement the date of incorporation has been revised to January 18, 2005.  Please also note that the legal opinion exhibit has been amended to reflect that Roger L. Fidler has rendered the opinion and consent to the use of the opinion.

If you wish to discuss this filing please contact the undersigned at the Law Offices of Roger L. Fidler at the address or telephone number written herein above.

Very truly yours,

/s/Roger L. Fidler

Roger L. Fidler